VICTORY LG, INC.
6544 Kathrine Ann Court
Salt Lake City, UT 84118

April 28, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	VICTORY LG, INC. Amendment No. 1 to Registration Statement on Form S-1 Filed on March 25, 2011 File No. 333-173056

Attention:  Johnny Gharib of Jeffrey Riedler’s office

To Whom It May Concern:

In response to your letter dated April 21, 2011, VICTORY LG, INC. wishes to address the following comments.

General

Overview, page 5

2.   We note that the first paragraph in your "Overview" section and the first and third paragraphs in your "General Introduction" section essentially consist of the same information and repeat themselves. Please consolidate this information into one cohesive, non-repetitive paragraph.

We have noted this comment and have deleted the third paragraph in the General Introduction section.

General Introduction, page 5

3.   We note your statement that you do not expect to generate revenue that is sufficient to cover your expenses and you do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. Please revise this disclosure here to include the amount of capital you will need over the next year to fund your operations.

We have noted this comment and have revised the disclosure on Page 5 and throughout as follows:

We expect to continue to incur losses for at least the next 12 months. We do not expect to generate revenue that is sufficient to cover our expenses, and we do not have sufficient cash and cash equivalents to execute our plan of operations for at least the next twelve months. We will need to obtain additional financing, in the amount of $75,000, to conduct our day-to-day operations, and to fully execute our business plan. We plan to raise the capital necessary to fund our business through the sale of equity securities. (See "Plan of Operation")

4.   You state in your "Overview" section that Victory LG, Inc. is presently developing for sale one Liquid-Gel capsule. You also state in the "Additional Products" section on page 30 of your filing that the company does not intend to market any other products. However, we note that in your "General Introduction" and "Description of Business" sections, you state, "In 2011, Victory LG, Inc. intends to market and distribute quality dietary supplements products." You also refer to marketing, distributing, or offering multiple "products" throughout your filing. Please revise your disclosure throughout your registration statement to correct this apparent discrepancy and make clear that you only have one intended product.

We have noted this comment and have revised the disclosure on Page 6 and throughout.

Initial Sales Strategy, page 5 and page 20

5.   Please revise your disclosure to explain what you mean by "Point of Sale material."

We have noted this comment and have explained Point of Sales material to include advertising posters, flyers and magnetic strips which include the Company name and its product developed by Pauline Carson in the past several months.

6.   We note your risk factor on page 10 titled, "Future Business Operations Via the Internet ..," and related disclosure indicating that you intend to sell your product online. However, you have not made any reference to Internet sales in your prospectus summary. Please revise your disclosure in this section and your "Description of Business" and "Plan of Operation" sections to describe how you plan to sell your product via the Internet and clearly explain how your plan to sell your products on the Internet fits into your initial "one-prong" sales approach of using Ms. Carson to conduct direct sales.

We have noted your comment and have included on page 5 of the Prospectus Summary that we intend to derive sales from our internet website as well.

We also intent to derive sales from our internet website which is currently under development at:  http://www.victorylg.com. We need further funding to complete the Company’s internet website.

Description of Property, page 6

7.   We note that you have included two paragraphs under the heading "Description of Property" that do not pertain to your property. Please relocate your paragraph concerning your plans to build out and establish your reputation and network of clients under your "Business Development" discussion and place your paragraph identifying your current officers, directors and employees under an appropriate heading.

We have noted your comment on page 6 and have relocated the second paragraph concerning plans to build out and establish the Company’s reputation and network clients under our “Business Development” section.  Additionally, we have deleted from the Description of Property Section, on page 6, any reference to current officers, directors and employees and it is that information is provided in other sections of the S-1.

We intend to derive income from these sales and our goal is to establish brand recognition. Over the next twelve months, Victory LG, Inc. plans to build out and establish its reputation and network of clients and advisors in the energy liquid gel-cap business for sale to the general public. The Company aims to form long term working relationships with companies looking to sell Victory LG 8-hour Energy Liquid-Gels to the general public.

Principal Operations. Products and Services of the Company, page 6

8.   We note that you have two competing statements in this section. One sentence provides that you have a limited history of development stage operations and the other sentence provides that you have no history of development stage operations. Please reconcile these statements into a single sentence that is consistent with the rest of the disclosure in your registration statement.

We have noted this comment and have revised the disclosure on page 6 and throughout as follows:

Victory LG, Inc. is a development stage company with a limited history of development stage operations. We presently do not have the funding to execute our business plan.

The Offering, page 7

9.   Your summary of the offering incorrectly provides that the "Risk Factors" discussion begins on page 5, rather than page 9. Please revise.

We have noted this comment and have revised that the Risk Factors begin on page 9.

Risk Factors, page 9

10.   Please move your risk factors entitled If we do not obtain additional financing, our business will fail" on page 10 and "We have received an opinion of going concern from our auditors" on page 12 to the beginning of your risk factors section, as these risks appear to be sufficiently significant that they should appear more prominently in this section.

We have noted the Commission’s comment and have moved the disclosure entitled “We Have Received an Opinion of Going Concern from Our Auditors” from page 12 to page 10.  We also have moved disclosure entitled “If We Do Not Obtain Additional Financing, Our Business Will Fail” from page 10 to page 12 of the prospectus.

11.   Please include an appropriately titled risk factor which addresses the fact that you have less than $18,000 in working capital available and will receive no proceeds from the sales of securities in this offering, but costs of this offering are anticipated to total $18,000. Therefore, you should discuss the risk that the expense of the offering will likely exhaust substantially all of your assets and, without additional sources of financing, you will have no funds with which to continue as a going concern.

We note this comment and have included the disclosure below on or about page 10.

WE HAVE LESS THAN $18,000 IN WORKING CAPITAL AVAILABLE AND WILL RECEIVE NO PROCEEDS FROM THE SALES OF THE SECURITIES IN THIS OFFERING, BUT COSTS OF THIS OFFERING ARE ANTICIPATED AT $18,000.  AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

We have less than $18,000 in working capital available and will receive no proceeds from the sales of securities in this offering, but costs of this offering are anticipated to total $18,000. Therefore, you should be aware that the risk that the expense of the offering will likely exhaust substantially all of your assets and, without additional sources of financing, you will have no funds with which to continue as a going concern.  As a result, an investment in our securities represents significant risk and you may lose all or part of your entire investment.

12.   Please include an appropriately titled risk factor that discusses the risk associated with the fact that Ms. Carson, who is your only employee and is solely responsible for the success of the business, will only be devoting 10 hours per week to the Company on a part-time basis.

We have noted this comment and have included the following Risk Factor disclosure on or about page 13.

PAULINE CARSON CURRENTLY DEVOTES TEN HOURS A WEEK TO THE COMPANY BUT WILL DEVOTE 4O HOURS A WEEK OR MORE ONCE THE COMPANY RAISES $75,000 IN CAPITAL.  FAILURE OF THE COMPANY TO RAISE $75,000 IN CAPITAL WOULD REPRESENT A SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

Pauline Carson currently devotes approximately 10 hours per week to the affairs of the Company. Once the Company raises $75,000 in capital, Mr. Carson will devote 40 hours per week to the Company or more, and draw a salary of $2,000 per month.  Failure of the Company to raise $75,000 in capital represents a significant risk and you may lose all or part of your entire investment

13.   We note that you have not commenced production and anticipate utilizing outside vendors to manufacture, package and ship your one product. On page 25 of your filing you state that you intend to use Soft Gel Technologies, Inc. to manufacture your product and Traco Manufacturing, Inc. for packaging. However, you also state that you have not entered into formal contracts with either company. Please include an appropriately titled risk factor which discusses the risk of not being able to enter into contracts with these companies to manufacture and package your product at terms acceptable to you.

We have noted you comment and have included the disclosure below in our “RISKS RELATED TO OUR BUSINESS” section, on or about, page 11.

WE HAVE NOT ENTERED INTO ANY AGREEMENTS WITH THE COMPANIES WE INTEND TO USE TO MANUFACTURE AND PACKAGE THE COMPANY’S ENERGY LIQUID GEL CAPS.  FAILURE TO ENTER INTO AGREEMENTS ON TERMS ACCEPTABLE TO THE COMPANY REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

Victory LG, Inc. has not entered into any agreement with the companies it intends to manufacture and package our product.  There is a significant risk that we will not be able to enter into agreements with terms acceptable to the Company to have our one product manufactured and packaged by these companies.

14.   On page 26, you state that you have not taken any steps to test your product. Please include an appropriately titled risk factor which discusses the risk that your product will not provide the benefits advertised.

We have noted this comment and have included the disclosure below in our “RISKS RELATED TO OUR BUSINESS” section, on or about, page 11.

WE HAVE NOT TESTED OUR PRODUCT AND THEREFORE THE COMPANY DOES NOT KNOW IF OUR PRODUCT WILL PROVIDE THE BENEFITS ADVERTISED.  FAILURE OF OUR PRODUCT TO PROVIDE THE BENEFITS ADVERTISED REPRESENT SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

As of the date of this prospectus, the Company has not conducted any tests to verify if the Company’s one product provides the benefits advertised. These benefits namely are increased energy provided in a Liquid Gel Cap.  Failure of Victory LG, Inc.’s 8-hour Energy Liquid-Gels to provide the benefits of increased energy advertised represents a significant risk to your investment

15.   Please include an appropriately titled risk factor which addresses the risk of product liability claims, whether you plan on obtaining any product liability insurance and to the extent material, the cost of such insurance.

We have noted this comment and have included the disclosure below in our “RISKS RELATED TO OUR BUSINESS” section, on or about, page 11.

WE DO NOT CURRENTLY HAVE SUFFICIENT FUNDS TO OBTAIN PRODUCT LIABILITY INSURANCE.  AS A RESULT, IF A PRODUCT LIABILITY CLAIM WERE FILED AGAINST THE COMPANY, THIS WOULD PRESENT SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

We currently do not have the funds necessary to obtain product liability insurance for the Company’s one product.  Upon raising the $75,000, the Company will immediately look into obtaining product liability insurance for the company’s one product.  Failure of the Company to carry product liability insurance represents a significant risk to all of a portion of your entire investment.

We have no operating history and face many of the risks…,page 9

16.   This risk factor covers three separate risks. Please revise this risk factor to solely address the risk related to having no operating history. Please separate your disclosure regarding the risks and difficulties inherent in introducing a new product into its own appropriately titled risk factor. Also, please incorporate the risk regarding your ability to raise additional capital and bringing your product to the marketplace into the risk factor entitled "If we do not obtain additional financing, our business will fail" on page 10.

We have noted your comment and have revised the disclosure entitled “We have no Operating History and Face Many of the Risks and Difficulties Frequently Encountered by a Young Company” to stand alone.  Additionally, we have included a new risk factor entitled “There are many inherent Risks and Difficulties in Introducing a New Product to the Market Place”.  We have also merged the risk regarding our ability to raise additional capital and bringing the product to market place.  The revised risk factors are as follows:

WE HAVE NO OPERATING HISTORY AND FACE MANY OF THE RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY A YOUNG COMPANY.

We were incorporated in the State of Nevada on January 5, 2011. We have no operating history for investors to evaluate the potential of our business development. The Company has had no revenues or expenses prior to this time period.

THERE ARE MANY INHERENT RISKS AND DIFFICULTIES IN INTRODUCING ANY NEW PRODUCT TO THE MARKET PLACE.

We will begin to market our one product in the Salt Lake City, Utah area and develop our brand name. We face, however, many of the risks and difficulties inherent in introducing a new product. These risks include, but are not limited to, the ability to:

●	Increase awareness of our brand name;
●	Develop an effective business plan;
●	Meet customer standards;
●	Implement an advertising and marketing plan;
●	Attain customer loyalty;
●	Respond effectively to competitive pressures;
●	Continue to develop and upgrade our ;product and
●	Attract, retain and motivate qualified personnel.

The company has a limited development stage operating history upon which to base …, Page 9

17.   It appears that this risk factor discussion relates to the risks associated with the company's potential lack of success in its efforts to grow its business and earn increased revenues. Please limit this risk factor disclosure to the discussion about business growth and remove references to the company's lack of an operating history, as this risk was already addressed in the previous risk factor entitled "We have no operating history..."

We have noted the Commission’s comment on page 9, and have deleted the language regarding operating history and the disclosure on page 9.

If we do not obtain additional financing, our business will fail, page 10

18.   We note your statement, "Obtaining additional financing would be subject to a number of factors, including investor acceptance," Please expand your disclosure to specify the factors to which you refer and explain how they may adversely affect the timing, amount, terms or conditions of any financing that you obtain or how they may make any additional financing unavailable to you.

We have noted your comment and have expanded our disclosure to specify the factors to which we are referring to and have explained how they may adversely affect the timing, amount, terms or conditions of any financing that we obtain or how they may make any additional financing available to us as follows:

We will need to obtain additional financing in order to complete our business plan because we currently do not have any income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance, the availability additional financing to the Company and the ability of the Company to obtain additional financing on acceptable terms. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us. If we do not obtain additional financing our business will fail.

19.   Please revise your risk factor to clarify the total amount of funds you need for the business to continue, the uses for which this money is needed, and the amount of time you expect such funds will sustain your operations.

We have noted the comment and have revised to clarify the total amount of funds we will need for the business to continue, the uses for which this money is needed, and the amount of time we expect such funds will sustain our operations as follows:

Through December 31, 2010, we have spent approximately $18,100 dollars.  Our currently estimated annual expenses are approximately $75,000. To stay in business, we anticipate that we will need approximately $75,000 to complete all necessary stages in order to market our one product in the United States annually until our sales increase. Management anticipates that losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: marketing and promotional activities; the possible addition of new personnel. It is anticipated that said amount will be obtained by a loan from Pauline Carson. In the event that we are unable to secure such a loan from Pauline Carson, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

20.   With respect to your estimates of $10,000 and $5,000 in expenses associated with public company reporting requirements and corporate governance requirements, please clarify the period of time over which these amounts are needed. In other words, are these amounts needed monthly, quarterly, annually, etc.?

We have noted this comment and have revised the third paragraph of the disclosure to account for these costs to be on an annual basis as follows:

However, it is estimated that the amount of additional costs and expenses associated with public company reporting requirements will be approximately $10,000 on an annual basis. It is also estimated that the amount of additional costs and expenses associated with newly applicable corporate governance requirements will be approximately $5,000 on an annual basis.

21.   We note your disclosure that the company expects to incur costs and expenses related to marketing and promotional activities, the possible addition of new personnel and the development of relationships for an estimated amount of approximately $10,000. However, on page 11 in your risk factor entitled "We have no operating history and expect to incur losses for the foreseeable future. Should we continue to incur losses...," you state that you have allocated $15,000 toward the marketing materials which include flyers, brochures, and website design and $10,000 for the development of strategic relationships for a total of $25,000, which does not include any costs for the possible addition of new personnel. Please explain this apparent discrepancy and revise your disclosure in both sections, and as applicable throughout your filing, to disclose the proper amount associated with these expenses.

We have noted you comment and made revisions to the disclosure as listed below, and made the requisite adjustments throughout.

WE HAVE NO OPERATING HISTORY AND EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE. SHOULD WE CONTINUE TO INCUR LOSSES FOR A SIGNIFICANT AMOUNT OF TIME, THE VALUE OF YOUR INVESTMENT IN THE COMMON SHARES WILL BE AFFECTED, AND YOU COULD EVEN LOSE YOUR ENTIRE INVESTMENT.

We were incorporated in the State of Nevada on January 5, 2011. The Company has had no revenues or expenses for this time period.

Presently, we have no revenues and are considered to be in the development stage. We have operating losses from inception on January 5, 2011 to February 28, 2011. We expect to incur further losses for the foreseeable future due to additional costs and expenses related to:

●
The implementation of our direct sales model through Pauline Carson through the commencement of sales will cost at least $75,000. We need to establish and print all of the marketing material. We have allocated $35,000 toward marketing materials which include flyers, brochures, and website design. The Company intends to allocate these funds as soon as they are available.

●	$10,000 towards costs associated with public company reporting requirements, and $5,000 related to expenses associated with newly applicable corporate governance requirement

●
Software and hardware updates to maintain service and maintain the Company office will cost the Company at least $10,000. As a direct sales Company continued improvements and upgrade to our systems is required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system modifications. The Company intends to allocate these funds with four month of the funds becoming available.

●
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the Company at least $15,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover audit fees, legal and all other management expenses such as those from industry consultants and advisors and the possible addition of new personnel. The Company intends to pay audit fees and legal and all other management fees as they become due.

Future business operations via the internet may subject us to a number of laws.... page 10

22.   Please delete your statement that the sale of Liquid-Gel Caps is not a governmentally regulated industry. You may not need governmental approval to market and sell your products, but that is not the same thing as the assertion that you are not subject to government regulation.

We have noted this comment and have deleted the statement that the sale of Liquid Gel Caps is not a governmentally regulated industry.  Our revised disclosure is as follows:

At present, we do not need governmental approval to market and sell our Liquid Gel Caps, but we are subject to the laws and regulations generally applicable to businesses, and directly applicable to offline and online commerce. However, because the Internet is interstate in nature, we are able to offer our products across the country.

Our future success relies upon a combination of patents and patents pending…, page 10

23.   We note that your risk factor heading states that your future success relies upon "a combination of patents and patents pending" among other items. However, your risk factor discussion does not include any disclosure regarding patents or patent applications. Please include disclosure in this section and your "Description of Business" section clarifying whether you have any patents or outstanding patent applications.

We have noted this comment and have revised the first paragraph of the risk factor mentioned above to state that we have no patents on the Company’s one product as follows:

Presently, we do not have any applications submitted for trademark protection for "Victory LG, Inc.” when funding permits we will apply for trademark protection. In addition, we have no patents or patent applications pending on the Company’s one product.

24.   Your risk factor discussion states that unauthorized parties may attempt to copy aspects of your product and that you intend to rely on trademark, service mark and trade secret protection. Please explain how trademarks, service mark and trade secret protection will prevent others from copying your product.

We have noted your comment and have explained how trademarks, service marks and trade secret protection will prevent others from copying our product in the second sentence of the second paragraph of the risk factor entitled: “Our future success relies upon a combination of patents and patents pending…”, and have added language as follows:

We intend to rely heavily on trademark, trade secret protection and confidentiality or license agreements in order to protect our proprietary and confidential information of our one product, which is not generally known or reasonably ascertainable, in order to keep the Company’s advantage in our one product over possible competitors.

25.   The last paragraph of this risk factor discusses the risks of third parties asserting infringement claims against you. This discussion is a separate and distinct risk factor from protecting your intellectual property rights. It discusses the risks to you of other companies protecting their intellectual property rights. Please separate this discussion into its own appropriately titled risk factor.

We have noted the comment and have included this section as its own titled risk factor on page 10.

THIRD PARTIES ASSERTING INFRINGEMENT CLAIMS AGAINST THE COMPANY

There can be no assurance that third parties will not assert infringement claims against us. If any such infringement claims are brought against us, there can be no assurance that we will have the financial resources to defend the Company against such claims or prevent an adverse judgment against us. In the event of an unfavorable ruling on any such claim, there can be no assurance that a license or similar agreement to utilize the intellectual property rights in question relied upon by us in the conduct of our business will be available to us on reasonable terms, if at all. The loss of such rights, or the failure by us to obtain similar licenses or agreements, could have a material adverse effect on our business, financial condition and results of operations.

We have no operating history and expect to incur losses for the foreseeable future…, page 11

26.   We note that in the section titled "Plan of Operation" on page 24, you state that the company will need additional capital of $75,000 for marketing and sales and working capital associated with Victory LG, Inc. over the next year. However, in the above-captioned risk factor on page 11 you provide a list of costs and expenses which total $141,000. Please explain this discrepancy and revise your disclosure in both sections, in your "Management's Discussion and Analysis of Financial Condition and Result of Operations" section and as applicable throughout your filing to accurately indicate the amount of additional capital that the company will need. Please make sure that your revised registration statement is clear and consistent throughout with regard to the amount of money you need to commence day-to-day operations, the amount of money you need to begin to sell the liquid gel-caps, the total working capital needed over the next twelve months and, in each case, the specific uses you intend for this money.

We have noted the comment and have revised the disclosure to accurately disclose the amount of additional capital that the Company will need.  We have also revised throughout.  The revised disclosure is as follows:

Presently, we have no revenues and are considered to be in the development stage. We have operating losses from inception on January 5, 2011 to February 28, 2011. We expect to incur further losses for the foreseeable future due to additional costs and expenses related to:

●
The implementation of our direct sales model through Pauline Carson through the commencement of sales will cost at least $75,000. We need to establish and print all of the marketing material. We have allocated $35,000 toward marketing materials which include flyers, brochures, and website design. The Company intends to allocate these funds as soon as they are available.

●	$10,000 towards costs associated with public company reporting requirements, and $5,000 related to expenses associated with newly applicable corporate governance requirement

●
Software and hardware updates to maintain service and maintain the Company office will cost the Company at least $10,000. As a direct sales Company continued improvements and upgrade to our systems is required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system modifications. The Company intends to allocate these funds with four month of the funds becoming available.

●
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the Company at least $15,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover audit fees, legal and all other management expenses such as those from industry consultants and advisors and the possible addition of new personnel. The Company intends to pay audit fees and legal and all other management fees as they become due.

27.   Please explain the nature of the "strategic relationships" with convenience stores in the Salt Lake City that you intend to develop and clarify how the $10,000 needed will be used towards the development of these relationships.

We have noted this comment and have deleted the section about strategic relationships and throughout.

The Company is heavily reliant on Pauline Carson, our chief executive officer…, page 12

28.   Please delete the phrase "Pauline Carson has experience and past expertise in a business setting" from this risk factor and instead, describe Pauline Carson's experience and how it relates to the potential success of the company.

We have noted this comment and have deleted “Pauline Carson has experience and past expertise in a business setting” and have instead described how it relates to the potential success of the Company on, or about, page 13.

The Company is heavily dependent on the efforts of Pauline Carson, its Chief Executive Officer, President, and Sole Director (Principal Executive Officer). The loss of her services could have a material adverse effect on the Company. The Company currently does not maintain key man life insurance on this individual. Pauline Carson 12 years of experience in managing and marketing products for other entities will help the Company market its one product more efficiently. There can be no assurance that a suitable replacement could be found for her upon retirement, resignation, inability to act on our behalf, or death. The Company has no plans of entering into an employment agreement with Pauline Carson.

Our current business development stage operations rely upon our key..., page 12

29.   This risk factor is essentially the same as the previous risk factor titled "The Company is heavily reliant on Pauline Carson, our chief executive officer, president..." and provides the same disclosure. Please delete this duplicative disclosure.

 We have noted this comment and have deleted the disclosure as duplicative.

We may need additional capital to develop our business, page 13

30.   This risk factor discusses your need to raise additional capital. You have already provided such a discussion in the previous risk factor section titled "Risks Related to Our Business." To the extent that it does not repeat information already provided, please consolidate this information and add it to the appropriate risk factors located in the "Risks Related to Our Business" section.

We have noted this comment and have delete the aforementioned risk factor as duplicative of information provide in the Risk Related to Our Business section.

We may incur significant costs to be a public company to ensure compliance..., page 13

31.   In your statement "We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly," please revise your disclosure to clarify to which activities you are referring when you say "some activities.”

We have noted this comment and have revised our disclosure to deleting “some activities” and, instead clarifying that conducting our business and selling the Company’s one product will become more costly due to the costs associated with legal and financial compliance on page 14.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make conducting our business and selling the Company’s one product more time consuming and costly due to the additional costs associated with such legal and financial compliance. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company which will negatively affect our business development stage operations.

32.   The second paragraph of this risk factor discusses the company's expectation to incur additional costs and expenses related to marketing and promotional activities, the possible addition of new personnel and the development of relationships. This information has already been provided in previous risk factors and does not relate to this risk factor. Please remove this paragraph from this risk factor discussion.

We have noted this comment and have deleted the second paragraph of the risk factor on Page 14.

The limited experience of our management team ..., page 14

33.   Please revise the heading and body of your risk factor to state, if true, that your management team has no public company experience. In addition, please revise the second sentence of the risk factor to state that senior management has never had responsibility for managing a publicly traded company. Alternatively, revise your risk factor to clarify the extent of Ms. Carson's experience managing a public company.

We have noted your comment and have revised the heading and risk factor to state that the management team has no public company experience on page 14.

THE LACK OF PUBLIC COMPANY EXPERIENCE OF OUR MANAGEMENT TEAM COULD ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

Our management team has no public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Our senior management has never has never had sole responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company.

We have received an opinion of going concern from our auditors…, page 14

34.   You have already included this risk factor on page 12 of your filing. It is not appropriate to repeat the same risk factor twice. Please delete this duplicative risk factor from your registration statement.

We have noted your this comment and have deleted this risk factor from page 14.

Use of Proceeds, page 16

35.   We note that you are registering 8,000,000 shares of common stock on behalf of the selling security holder pursuant to an investment agreement, Please file a copy of the investment agreement as an exhibit.

We have noted this comment and have deleted the statement: “…pursuant to an investment agreement on page 17.  There is no investment agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operation, pane 18

Overview, page 18

36.   Please disclose on pages 19 and 22, where you discuss your twelve month operating plan, whether your plan contemplates manufacturing, packaging and/or shipping your product during this time.  If it does not contemplate any of these activities, please make this clear. If it does, please provide disclosure which also describes the costs for manufacturing, packaging and shipping your product, as applicable.

We have noted your comment and have provided the costs associated with manufacturing, packaging, shipping of our product and have included that information on page 20.

The Company has estimated the selling price of our product, which includes manufacturing, packaging, and Company profit to be $2.85 per Energy Liquid-Gel packet.

37.   We note your statement on page 19 that salaries for your current officers are being accrued. However, you state elsewhere that Ms. Carson does not receive a salary or benefits in any form, nor does the Company have any plans to begin paying salaries, cash or otherwise, or offering any form of benefits to your Board of Directors, Officer and employees. Please reconcile this apparent inconsistency.

We have noted this comment and have deleted the section on page 20 and clarified to state that Ms. Carson currently does not receive a salary or benefits in any form. On page 31 we have included the language:  However, upon successfully raising the required $75,000, she will begin drawing a salary of $2,000 a month.

38.  On page 19, you state that you do not expect to generate revenue that is sufficient to cover your expenses for the next six months, and that you will need to obtain additional financing to operate your business for the next six months. Yet, on pages 5, 22 and 24 you state that you do not expect to generate revenue that is sufficient to cover your expenses, and do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. In addition, you state on page 24 that you will need to obtain additional financing to operate your business for the next twelve months. Please reconcile all of these statements so that your disclosure is consistent throughout your registration statement.

We have noted your comment and have reconciled the statements that we need to raise $75,000 to be consistent throughout.  Additionally, we have revised all statements to refer to twelve months instead of six.

39.  Under the heading "Subsequent Sales Strategy," you state that Victory LG has commenced the marketing of the Liquid-Gel capsule and on page 25 you state that Victory LG is "presently marketing for sale one Liquid-Gel capsule." However, this statement is at odds with your disclosure elsewhere in the registration statement that you have yet to begin marketing efforts. In fact, on page 5, you state that Victory LO "will" commence marketing, rather than it has commenced marketing, and on page 20 you state that you are "presently developing" your marketing program. Please reconcile your disclosure as necessary throughout to rectify these and any similar inconsistencies.

We have noted this comment and have revised the working included in the Subsequent Sales Strategy to be more consistent with other sections of the registration.

Victory LG Inc. will commence marketing of the one Liquid-Gel Capsule (named Victory LG 8-hour Energy Liquid-Gels) for sale to the general public. The Company is presently developing its marketing program to sell liquid-gel capsules to the general public. The Company is not offering the product to anyone at this time. Victory LG, Inc. is considered a development stage company because it has not commenced its major operations. In addition, the Company has not achieved any revenue in connection with its business to date. As a result, we are a startup company. This means that we have no operating history or revenue, and are at a competitive disadvantage.

Liquidity and Capital Resources, page 21

40.   We note your disclosures that "we anticipate some services-generated income" and "we are presently debt free..." Please disclose the services that you anticipate will generate income. Also clarify disclosures for why management believes the registrant is debt free considering the balance sheet and other disclosures state there is a note payable to BK Consulting and Associates and another to its sole shareholder. Please revise your disclosures accordingly or further advise us.

We have noted your comments and have deleted, on page 23, throughout any mention of the services industry.  We are not providing any services.  We will market our one and only product, Victory LG 8-hour Energy Liquid-Gels.

We have also noted your comment in the second sentence of the paragraph infra, and have deleted any disclosure in which the Company states it is “debt free” on page 22 and throughout.

We believe that our existing sources of liquidity will not be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. In the event the Company is unable to achieve profitable operations in the near term, it may require additional equity and/or debt financing, or reduce expenses, including officer’s compensation, to reduce such losses. However, we cannot assure that such financing will be available to us on favorable terms, or at all. We will continue to monitor our expenditures and cash flow position. At some time in the future, however, we may need to obtain additional financing to complete our business plan. There is no assurance that we will be able to obtain such financing if needed and the failure to do so could negatively impact the viability of our Company to continue with this business and the business may fail.

 Satisfaction of Our Cash Obligations for the Next Twelve Months, page 22

41.   We note your 12-month operating plan disclosed on page 22. Please revise your plan to include how the Company will accomplish the following:

●	Fund expenses associated with public company reporting requirements as disclosed on page 10;
●	Fund manufacturing cost as described on page 11; and
●	Fund expenses related to the offering considering proceeds from the offering will be received by the selling security holder as described at page 16.

We have noted your comment and have revised our 12 month operating plan disclosed on page 23. In the sixth paragraph on page 23, the Company states that the funds for the expenses associated with public company reporting requirements, as disclosed on page 10, will come from the $75,000 the Company plans to raise.

All manufacturing costs associated with the Company’s product will come from additional funding from Ms. Carson and/or the selling of the product.  Additionally, all funds related to the offering will be provided by Ms. Carson.

42.   We note your statement, "We will have additional capital requirements during the fiscal year ending February 28, 2011." As February 28, 2011 was prior to the filing of the registration statement, it appears that you intended to refer to the current fiscal year Please revise your disclosure as necessary.

We have noted your comment and have revised the date of the fiscal year to be February 28, 2012 on page 23.

We will have additional capital requirements during the fiscal year ending February 28, 2012.

Inflation, page 23

43.   Please relocate the information in the second paragraph of this section to the cover page of your prospectus, as this information is not relevant to a discussion of inflation and is more suited to a discussion of the offering.

We have noted your comment and have relocated this section to the cover page of our prospectus.

Plan of Operation, page 24

44.   Please expand your disclosure in this section and your "Description of Business" section to include a discussion on how the company plans to "create a client base within this twelve month time frame.”

We have noted your comment and have included in the Description of Business section the following language in the third paragraph of the section on page 26:

We plan during the next twelve months to create a client base by aggressively marketing our product to generate: (1) sales in various retail stores and convenience stores; (2) sales on our website; and (3) sales through word of mouth advertising.

Description of Business, Page 25

Unique Features of the Company, page 26

45.   Please revise your disclosure in the first paragraph in this section to provide the basis for your statements about the target market, consumer preferences and potential demand for your product and energy drinks in general. Alternatively, please delete these statements as they do not appear to be supported by any factual data.

We have noted your comment and have deleted the first paragraph of the section entitled: “Unique Features of the Company”.

46.   Please clarify what you mean by your "specialized" Liquid Gel Cap and explain why, if it is specialized, the Company believes it will have "widespread applicability.”

We have noted this comment and have revised the disclosure as follows:

Victory LG, Inc. aims to establish its Liquid Gel Caps in convenience stores and retail stores in the Salt Lake City, Utah area. As people’s lives become increasingly busier, the Company believes that there is an increasing need for a product that allows individuals to have more energy.  The Company believes that there is a need for its product, and believes that its Liquid Energy Gel caps will have widespread appeal across a broad spectrum of customers.  As a result, the Company intends to market its product to meet those customer’s needs and demands.

Retail chain stores, page 27

47.   The wording of your disclosure in this section implies that you have the ability to sell to retail chain stores such as Wal-Mart, Target and Walgreen. Please revise this section to make clear that sales to retail chain stores are not currently a possibility; rather they are part of your long-term sales strategy. In addition, please explain how you derived the estimated cost of $1 million per retail store and clarify what this cost entails.

We have noted this comment and have included language on page 29, that the Company does not have any formal agreement of any kind with any of the major nationwide retail chain stores.  But introducing its liquid energy gel Cap would be part of Victory LG’s long term sales strategy. Additionally, deleted the reference to $1.0M per store and stated 1M.  Included, also, is how the Company derived the $1 M estimated cost.

Sales to over 44,000 retail stores nationwide major retail chain stores such as Wal-Mart, Target and Walgreen’s. Retail chain stores would enable the Company to pay slotting fees to gain shelf space in more than 44,000 retail locations.  At present, the Company does not have any formal agreements of any kind with any of the nationwide major retail chain stores.  But this would be part of Victory LG’s long term sales strategy: introducing its liquid energy gel cap to nationwide major retail chain stores. The cost associated with each major retail store carrying the product would be in excess of $1.0M. This estimate is based using a nationwide major retail chain store like Wal-mart, for example, with each of its 4,400 stores selling approximately 64 packs of liquid energy gel at $3.99 per year.

The Energy Liquid Gel Cap Industry, page 28

48.   We note your statement here, "We believe the highly specialized nature of our corporate focus enables us to be a better long-term partner for our clients than if we were organized as a traditional energy Liquid Gel Cap company," and a similar statement on page 29. Please clarify what you mean by the phrase "traditional energy Liquid Gel Cap companies" and explain why your corporate focus is "highly specialized" and how you differ from a "traditional" energy Liquid Gel Cap company.

We have noted the comment and have deleted the statement: “We believe the highly specialized nature of our corporate focus enables us to be a better long-term partner for our clients than if we were organized as a traditional energy Liquid Gel Cap company."

49.   Please revise your statement on page 29 under the heading "Niche Industry" to make clear that you do not currently have any products and therefore that your competitive advantage of providing "quality energy Liquid Gel Caps, service performance and service consistency" is what you hope to accomplish and does not reflect your current product and service offerings.

We have noted your comment and have deleted the Niche Industry section on page 31.

50.   We note that the company believes that one of its key competitive advantages is its "experienced management." You state, "Our sole Director and executive officer Pauline Carson has over 10 years of experience in the management and business operations, The company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its client base." Please provide the basis for your belief that Pauline Carson's general management and business operations experience gives you a competitive advantage in the energy gel cap business.  Please include any relevant business experience, knowledge, relationships, reputation and track record that Ms. Carson has in this particular business.

We have noted this comment and have revised the section to provide why we believe that Mr. Carson’s experience provides us with a competitive advantage on page 30.

The Company believes that it has experienced management. Our sole Director and executive officer Pauline Carson has over 12 years of experience in the management and business operations. The Company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its client base. She has had an extensive background in operational & financial risk management, consolidation & integrations and new business development for the companies she has been involved with. Pauline Carson is well versed in marketing products, with over 12 years of progressively responsible experience directing as many as 5,000 employees in companies with revenue in excess of $300 million.  The Company believes that her business experience gives up a competitive edge in marketing Victory LG’s energy Liquid Gel Caps.

Management Biographies, page 30

51.   We note that Pauline Carson's biography contains numerous statements based on opinion, particularly in the first and third paragraphs of this section. Please revise Ms. Carson's biography to describe her business experience during the past five years. This description should be based on factual information. Statements such as "Pauline Carson is a 'dynamic take-charge' executive with 'striking' management abilities and leadership skills" or "Pauline Carson was cited as a 'savvy' entrepreneur and business executive with a 'powerful' knowledge and understanding of the business environment" are not appropriate. You should avoid the use of superlatives and colorful adjectives and limit this disclosure to only objective, verifiable information. In addition, where you provide information about Ms. Carson's accomplishments and business experience, please identify each of the compan(ies) involved, specify the position and duties Ms. Carson held with such compan(ies), and give her applicable dates of service. Please refer to Item 401(e) of Regulation S-K for guidance.

We have noted this comment and deleted the first and third paragraph of this section.  Additionally, we have included factual information as to what the companies Ms. Carson has been involved with and her positions in those companies and dates of service.

52.   Please delete the quotation attributed to "one company CEO we spoke with." This is not appropriate Item 401(e) disclosure.

We have noted this comment and have deleted the aforementioned quotation by a CEO on page 31.

Compliance with Section 16(a) of the Exchange Act, page 31

53.   The disclosure you have provided in this section is not applicable to your company given that you are not a Section 16 reporting company. Please delete this section from your filing.

We have noted the comment and have deleted the disclosure in the aforementioned section on page 32.

Summary Compensation Table, page 32

54. We note that you have provided two summary compensation tables, neither of which is in accordance with Item 402(n) of Regulation S-K, Please provide only one summary compensation table that complies with the format and other requirements of Item 402(n) of Regulation S-K.

We have noted the Commission’s comment and have replaced the tables with the correct table in accordance with Item 402(n) of Regulation S-K.

Note to Financial Statements, page F-7

Revenue Recognition, page F-7

55.   Disclosures state that sales are recorded when products are shipped. This is not consistent with disclosures that the Company defers revenues from sales when a payment has been received, but delivery has not occurred. Please clarify disclosures to state if revenue is recognized when products are shipped or when delivery has occurred.

We have noted this comment and have revised the footnote to clarify the disclosure from the Company as follows:

Revenue Recognition

Sales are recorded when products are shipped to customers and collectability is reasonably assured. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue from sales for which payment has been received, but shipping to customers has not occurred. No sales have yet commenced.

Note 5, Notes Payable, page F-9

56.   Please tell us the relationship between the registrant's sole shareholder, Ms. Carson, and BK Consulting Associates and/or its owners, and if the two entities can be considered related parties.

Respectfully, there is no relationship between the Ms. Carson and BK Consulting & Associates, L.C.  The two entities are not related parties in any way.

Closing Comments

Based on the Company’s Amendment No.1 to its S-1 filing dated March 25, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Pauline Carson
Pauline Carson

Chief Executive Officer
Victory LG, Inc.